Filed by: Teva Pharmaceutical Industries Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Companies: Ivax Corporation

Commission File No. 001-09623

Translation to English

Only the original Hebrew version is binding

TEVA Pharmaceutical Industries Ltd.
Web Site: www.tevapharm.com	Web Site: www.ivax.com

Contact:	Dan Suesskind
Chief Financial Officer
TEVA Pharmaceutical Industries Ltd.
	(011) 972-2-589-2840	Neil Flanzraich
Vice Chairman and President
	George Barrett	IVAX Corporation
	President and CEO	(305) 575-6008
TEVA North America
	(215) 591-3030	David Malina
Vice President Investor Relations
	Liraz Kalif / Kevin Mannix	and Corporate Communications
	Investor Relations	IVAX Corporation
	(011) 972-3-926-7281/ (215) 591-8912	(305) 575-6043

FOR IMMEDIATE RELEASE

TEVA AND IVAX RECEIVE EUROPEAN COMMISSION APPROVAL FOR ACQUISITION

Jerusalem, Israel and Miami, Florida, November 25, 2005 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) and IVAX Corporation (AMEX: IVX) announced today that they received unconditional approval from the European Commission to proceed with Teva’s acquisition of IVAX.

This European approval completes the non-U.S. regulatory review process, which was required to be completed prior to closing the transaction. Teva and IVAX are continuing to work closely with the U.S. Federal Trade Commission to enable the FTC to complete its review processes shortly.

As previously announced, the companies continue to expect that the transaction will close in late 2005 or early 2006.

About Teva

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva’s sales are in North America and Europe. Teva’s innovative R&D focuses on developing novel drugs for diseases of the central nervous system.

About IVAX

IVAX Corporation, headquartered in Miami, Florida, discovers, develops, manufactures, and markets branded and brand equivalent (generic) pharmaceuticals and veterinary products in the U.S. and internationally.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995:

The statements, analyses and other information contained herein relating to the proposed merger and anticipated synergies, savings and financial and operating performance, including estimates for growth, trends in each of TEVA Pharmaceutical Industries Ltd.’s and IVAX Corporation’s operations and financial results, the markets for TEVA’s and IVAX’ products, the future development of TEVA’s and IVAX’ business, and the contingencies and uncertainties to which TEVA and IVAX may be subject, as well as other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may” and other similar expressions, are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management’s current expectations and beliefs concerning future events and their potential effects on the company.

Actual results may differ materially from the results anticipated in these forward-looking statements. Important factors that could cause or contribute to such differences include whether and when the proposed acquisition will be consummated and the terms of any conditions imposed in connection with such closing, TEVA’s ability to rapidly integrate IVAX’ operations and achieve expected synergies, diversion of management time on merger-related issues, TEVA and IVAX’ ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competitive generic products, the impact of competition from brand-name companies that sell or license their own generic products (so called “authorized generics”) or successfully extend the exclusivity period of their branded products, the effects of competition on Copaxone® sales, regulatory changes that may prevent TEVA or IVAX from exploiting exclusivity periods, potential liability for sales of generic products prior to completion of appellate litigation, including that relating to Neurontin, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Association and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, TEVA’s ability to successfully identify, consummate and integrate acquisitions, exposure to product liability claims, dependence on patent and other protections for innovative products, significant operations outside the United States that may be adversely affected by terrorism or major hostilities, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in TEVA ‘s Annual Report on Form 20-F, IVAX’ Annual Report on Form 10-K and their other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and neither TEVA nor IVAX undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

This communication is being made in respect of the proposed merger involving Teva and IVAX. In connection with the proposed merger, Teva has filed a registration statement on Form F-4 containing a joint proxy statement/prospectus for the shareholders of Teva and IVAX with the SEC. Before making any investment decision, IVAX shareholders and other investors are urged to read the joint proxy statement/prospectus regarding the merger and any other relevant documents carefully in their entirety because they contain important information about the proposed transaction. The registration statement containing the joint proxy statement/prospectus and other documents are available free of charge at the SEC’s website, www.sec.gov. You may also obtain the joint proxy statement/prospectus and other documents free of charge by contacting IVAX Investor Relations at (305) 575-6000 or Teva Investor Relations at 972-3-926-7554.